March 30, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust I
	File No.:	811-04323
	Filing Type:	Form N-1A

Dear Mr. Rakestraw:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 1, 2016, and follow-up comments of the Staff of the Commission received on March 24, 2016 and March 30, 2016, regarding the post-effective amendment to the Natixis Funds Trust I (the “Registrant”) registration statement on Form N-1A for the Mirova Global Sustainable Equity Fund (the “Fund”), which was filed with the Commission on January 15, 2016 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement. Except where noted, comments below were received on March 1, 2016.

Please note that the Registration Statement is scheduled to become effective automatically on March 31, 2016.

Prospectus

1.	Comment. Please indicate in a footnote to “Other Expenses” in the “Annual Fund Operating Expenses” table that “Other Expenses” are based on estimated amounts for the current fiscal year as required by Item 6(a) of Form N-1A.

Response. The Registrant has added the requested footnote.

2.	Comment. In the expense waiver footnote to the “Annual Fund Operating Expenses” table, please confirm that the undertaking to limit the amount of the Fund’s total annual fund operating expenses will be in effect for at least one year.

Response. The Registrant confirms that this undertaking is in effect through April 30, 2017, and has inserted this date into the footnote.

3.	Comment. Please confirm that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the current expense cap and the expense cap stated in the then effective prospectus.

Response. The Registrant confirms that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below both the current expense cap and the expense cap stated in the then effective prospectus.

4.	Comment. In the first paragraph under “Principal Investment Strategies,” please provide a definition of “emerging markets”.

Response. The Registrant has added the following definition to the Fund’s principal investment strategies:

“Emerging markets are economies that the Adviser believes are not generally recognized to be fully developed markets, as measured by gross national income, financial market infrastructure, market capitalization and/or other factors.”

5.

Comment. In the second paragraph under “Principal Investment Strategies,” please clarify whether or not the Adviser’s focus on “providers of solutions to the issues arising from these trends” and “companies that provide products and services addressing sustainable development challenges” are two separate concepts.

Response. The Registrant has made the following revisions to clarify this disclosure:

“In selecting companies to invest in, the Adviser focuses on providers of solutions to the issues arising from these trends, as well as ~~and~~ companies that provide products and services ~~addressing sustainable development challenges~~that address or are otherwise aligned with these trends and the need to create a more sustainable world.”

6.	Comment. In the third paragraph under “Principal Investment Strategies,” please clarify in plain English the second and third sentence, which state:

“The Adviser emphasizes company-specific positive selection criteria over broad-based negative screens in assessing ESG practices. Nevertheless, ESG criteria are integrated in the Fund’s risk management process.”

Response. The Registrant has made the following revisions to clarify this disclosure:

“The Adviser emphasizes company-specific positive selection criteria over broad-based negative screens in assessing ESG practices. This means that the Adviser’s research process is designed to prioritize investments in companies which it believes show good ESG practices and whose products and services help create a more sustainable world, rather than merely excluding companies which the Adviser believes show poor ESG practices. Nevertheless, as ESG criteria are integrated in the Fund’s risk management process, the Adviser also seeks to avoid investing in companies which do not comply with the Adviser’s minimum ESG standards.”

7.

Comment. Please confirm that the use of the word “Sustainable” in the Fund’s name is not misleading given that the Adviser prioritizes “company-specific positive selection criteria over broad-based negative screens in assessing ESG practices.”

Response. The Registrant respectfully submits that the word “Sustainable” in the Fund’s name refers to the selection criteria that the Adviser uses to identify companies that provide solutions to issues arising from long-term global trends, as described in the Fund’s principal investment strategy. Although the Adviser emphasizes company-specific positive selection criteria to identify these companies, the Adviser also relies on screens as well as confirming analysis in both its selection criteria and portfolio monitoring. Therefore, the Registrant does not believe that the use of the word “Sustainable” in the Fund’s name is misleading.

8.

Comment. In the bulleted list under “Principal Investment Strategies,” please confirm whether or not the “long-term global trends” disclosed in the second paragraph should be listed as a separate bullet.

Response. The Registrant has revised the section “Principal Investment Strategies” as follows:

“In deciding which securities to buy and sell, the Adviser generally seeks to invest in securities of companies that:

• relate to sustainable development themes derived from long-term global trends, providing solutions to address issues related to energy, mobility, building and cities, management of natural resources, consumption, healthcare, information technology or finance;”

9.

Comment. Please confirm that the Registrant will make appropriate filings to its Registration Statement if material changes to the Adviser’s views on long-term global trends and sustainable development themes should occur.

Response. The Registrant confirms that it will make appropriate filings to its Registration Statement in the event that the Adviser’s views on long-term global trends and sustainable development themes materially change.

10.

Comment. Please describe what is meant by “currency-related instruments” under “Currency Risk”. If such instruments include derivatives instruments, please include appropriate disclosures in the Fund’s principal investment strategies and risks sections.

Response. The Fund will not invest in derivatives instruments as part of its principal investment strategies. The Registrant has revised the second sentence under “Currency Risk” as follows:

“The Fund may be subject to currency risk because it ~~may invest in currency-related instruments and may~~ invests in securities or other instruments denominated in, ~~or receive revenues~~ and that generate income denominated in, foreign currencies.”

11.

Comment. Please consider revising the section “Principal Investment Strategies” to reflect that the Fund may invest in growth and value companies consistent with the disclosure regarding growth and value companies under “Equity Securities Risk.”

Response. The Registrant has revised the final sentence in the first paragraph under “Principal Investment Strategies” as follows:

“The Fund may invest in growth and value companies of any size and may also invest in initial public offerings.”

12.	Comment. Please confirm whether “Issuer Risk” is applicable to the Fund.

Response. The Registrant has revised the principal risks disclosures to include the below risk in place of “Market Risk”:

“Market/Issuer Risk: The market value of the Fund’s investments will move up and down, sometimes rapidly and unpredictably, based upon overall market and economic conditions, as well as, a number of reasons that directly relate to the issuers of the Fund’s investments, such as management performance, financial condition and demand for the issuers’ goods and services.”

13.

Comment. Please revise “Sustainable Investment Style Risk” to reflect that the Fund may underperform the market as a whole because it will have a smaller investment universe and that there is a risk that the Adviser may not accurately screen for ESG. Additionally, please revise the phrase “in or out of favor” in plain English.

Response. The Registrant has revised “Sustainable Investment Style Risk” as follows:

“Sustainable Investment Style Risk: Because the Fund focuses on investments in companies that relate to certain sustainable development themes and demonstrate adherence to ESG practices, its universe of investments may be smaller than that of other funds and therefore the Fund may underperform the market as a whole if such investments underperform the market. The Fund may forgo opportunities to gain exposure to certain companies, industries, sectors or countries~~,~~ and it may choose to sell a security when it might otherwise be disadvantageous to do so~~, and its performance may be impacted by whether such investments are in or out of favor~~.”

Additionally, the Registrant has added the following sentence to “Sustainable Investment Risk” in the section “More Information About The Fund”.

“There is no guarantee that the Adviser’s efforts to focus on investments in companies that demonstrate adherence to ESG practices will be successful.”

14.	Comment. Under “Currency Risk” in the section “More Information About the Fund”:

(a)	Please confirm whether or not the Fund may invest “a significant portion of its assets” in currency related instruments.

(b)	Please revise “Currency Risk” to be more definitive with respect to the Fund’s foreign currency exposures given that the Fund is a global fund.

Response.

(a)	The Registrant does not expect that the Fund will invest “a significant portion of its assets” in currency related instruments, therefore the Registrant has removed the quoted language.

(b)	The Registrant has revised the disclosure as follows:

“The Fund may be subject to currency risk because it ~~may invest a significant portion of its assets in currency-related instruments and may~~ invests in securities or other instruments denominated in, ~~or receives revenues~~and that generate income denominated in, foreign currencies.”

15.	Comment. Under “Emerging Markets Risk” in the section “More Information About the Fund,” please consider deleting last sentence as it is duplicative of the disclosure in the first sentence.

Response. The Registrant has revised the disclosure as follows:

“~~This is the risk associated with investing in emerging securities markets, which may be smaller and have shorter operating histories than developed markets.~~ In addition to the risks of investing in foreign investments generally, emerging markets investments are subject to greater risks arising from political or economic instability, nationalization or confiscatory taxation, currency exchange restrictions, sanctions by the U.S. government and an issuer’s unwillingness or inability to make principal or interest payments on its obligations. Emerging markets companies may be smaller and have shorter operating histories than companies in developed markets.”

16.

Comment. Please confirm that the Registrant expects ownership of its shares to be concentrated in fund of funds or a large number of similarly managed accounts as described in the first sentence of the “Large Investor Risk” section of the prospectus.

Response. Because it is a new fund, the Registrant believes that ownership of its shares may be concentrated in one or a few large investors. However, the Registrant does not anticipate that any of these “large investors” will be fund of funds or similarly managed accounts. In response to this comment the first sentence of the “Large Investor Risk” section has been revised as follows:

“Ownership of shares of the Fund may be concentrated in one or a few large investors ~~such as a fund-of-funds or a large group of similarly managed accounts~~.”

17.

Comment. Please revise the “Principal Investment Strategies” disclosure in the “Fund Summary” (in response to Item 4 of Form N-1A) to reflect a summary of the principal investment strategies consistent with Staff guidance. Currently, the disclosure is the same as the “Principal Investment Strategies” disclosure in the section “More Information About the Fund” (in response to Item 9 of Form N-1A).

Response. The Registrant respectfully submits that the disclosures provided in response to Item 4 of Form N-1A appropriately summarize the key information that is important to an investment decision with a level of detail that is not overly long, dense or complex. Therefore, the Registrant respectfully declines to revise the disclosures provided in response to Item 4 of Form N-1A.

18.	Comment. If the Fund expects to engage in active and frequent trading, please disclose so and explain the tax consequences to shareholders that will result from such active and frequent trading.

Response. The Registrant has confirmed that the Fund does not expect to engage in active and frequent trading.

19.	Comment. Please make the following edit in the “Adviser” sub-section under “Meet the Fund’s Investment Adviser”:

“These associated persons ~~may~~will, on behalf of Natixis AM US, provide discretionary investment management services (including acting as portfolio managers), research and related services to the Fund in accordance with the investment objectives, policies and limitations set forth in the prospectus and SAI.”

Response. The Registrant has revised the disclosure as requested.

20.	Comment. In the “Adviser” sub-section under “Meet the Fund’s Investment Adviser,” please disclose the shareholder report in which the factors considered by the Board of Trustees in approving the Fund’s investment advisory contract will be included.

Response. The Registrant has added the following disclosure:

“A discussion of the factors considered by the Board of Trustees in approving the Fund’s investment advisory contract will be included in the Fund’s initial shareholder report covering the period in which the approval occurred.”

21.	Comment. With respect to the personnel sharing arrangement described in the “Adviser” sub-section under “Meet the Fund’s Investment Adviser”:

(a)

Please identify the No-Action relief that will be relied on in connection with the personnel sharing arrangement and provide the legal basis for relying on such no-action relief. Additionally, please confirm that the Adviser will comply with the conditions of that relief.

(b)	Please confirm whether or not there are any shareholder fees associated with the participating affiliate agreement.

(c)	Please confirm whether or not the Fund will file the participating affiliate agreement with its Registration Statement.

Response.

(a)

The Adviser maintains its personnel sharing arrangement in reliance on a series of no-action letters issued by the Staff permitting U.S. registered investment advisers to rely on and use the resources of their non-U.S. advisory affiliates, without the non-U.S. affiliates themselves being required to register as investment advisers under the Investment Advisers Act of 1940, provided that certain conditions are satisfied. See Royal Bank of Canada, et al, SEC No-Action Letter, 1998 WL 289384 (June 3, 1998); ABN AMRO Bank, et al., SEC No-Action Letter, 1997 WL 1038179 (July 1, 1997); Murray Johnstone Holdings Ltd., SEC No-Action Letter, 1994 WL 570699 (Oct. 7, 1994); Unibanco – União de Bancos de Brasileiros S.A., SEC No-Action Letter, 1992 WL 183054 (July 28, 1992); see also Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, SEC Release No. IA-3222, 76 Fed. Reg. 39646 (July 6, 2011), at 39681, notes 507-509. The Registrant confirms that the Adviser will comply with the relevant conditions of the relief provided in these no-action letters.

(b)	There are no shareholder fees associated with the participating affiliate agreement. The Adviser receives a management fee as described in the Registration Statement.

(c)

The Registrant does not intend to file the participating affiliate agreement (for purposes of this response, the “agreement”) as an exhibit to the Registration Statement. The Registrant is not a party to the agreement between the Adviser and Mirova, nor is the agreement an investment advisory agreement with respect to the Registrant. Indeed, the central tenet of the relief provided in the above-referenced no-action letters is that a participating affiliate such as Mirova is not considered an investment adviser or sub-adviser to the Registrant and is not required to register as an investment adviser under the Investment Advisers Act of 1940, provided that it meets the relevant conditions set forth in those letters. As the agreement is neither an investment advisory agreement nor a material agreement of the Registrant, the Registrant believes that its intention not to file the agreement as an exhibit is consistent with Item 28 of Form N-1A.

22.	Comment. In the section entitled “Meet the Fund’s Portfolio Managers,” please include dates for prior experience of the portfolio managers in order to demonstrate that the past 5 years’ business experience for each portfolio manager are included as required by Item 10(a)(2) of Form N-1A.

Response. The Registrant has added the dates as requested.

23.	Comment. With respect to the section entitled “Prior Related Performance Information”:

(a)

Please change the heading to make it clear that the performance being shown is not the performance of the Fund and to reflect the fact that the Composite consists of a single account (e.g. add “of Similarly Managed Account” to the heading).

(b)	Please confirm that all similarly managed accounts of Natixis AM US or its affiliates are included in the Composite.

(c)	Please identify the No-Action relief that the Registrant will rely on to disclose prior related performance achieved by an affiliate that has entered into a personnel sharing arrangement with the Fund’s Adviser and provide the Registrant’s legal basis for relying on such no-action relief. Additionally, please confirm that the Registrant will comply with the conditions of that relief.

(d)

Please confirm whether or not the Fund’s portfolio management team is the same portfolio management team responsible for managing the account in the Composite and whether such team managed the account in the Composite for the entire period shown.

(e)	Please disclose that the Composite includes all similarly managed accounts with the same strategy.

(f)

Please disclose whether the Composite is net of all fees or adjusted to reflect the Fund’s sales charge. If the fund presents adjusted performance, please represent supplementally that it does not result in performance that is higher than if it reflected actual performance.

(g)

Please explain why accounts under certain amounts were excluded from the Composite and represent that the exclusion of such accounts would not have materially affected the performance of the Composite.

(h)	Please disclose the currency in which the account in the Composite was managed and explain that performance of the Fund would differ from that of the Composite because of currency conversions.

(i)	Received on March 24, 2016: Please include Composite performance information only for periods in which all three members of the Fund’s portfolio management team managed the account in the Composite.

(j)

Received on March 24, 2016: Please represent that the Fund’s portfolio managers will each have the same degree of discretion with respect to the Fund as they do with respect to the account in the Composite.

(k)

Received on March 30, 2016: The Staff is not comfortable with the inclusion of composite performance in the prospectus at this time and requests that the Registrant remove the prior related performance section from the prospectus until further discussions can be had regarding the legal basis for inclusion of such information.

Response.

(a)	The Registrant has changed the heading to “Prior Related Performance of a Similarly Managed Account” as requested.

(b)	The Registrant confirms that all similarly managed accounts of Natixis AM US or its affiliates are included in the Composite.

(c)	The Registrant believes that disclosure of prior related performance achieved by Mirova, an affiliate that has entered into a personnel sharing arrangement with the Fund’s Adviser, is consistent with positions taken in several of the Staff’s no-action letters, including GE Funds, SEC No-Action Letter (Feb. 7, 1997) (the “GE Letter”).

In the GE Letter, the Staff indicated that it would not recommend enforcement action where the prior related performance information in advertisements or supplemental sales literature, as well as in mutual fund prospectuses, included the performance of accounts managed by an affiliate of the fund’s investment adviser. The adviser and its affiliate in the GE Letter were wholly-owned subsidiaries of the same parent company, and the investment professionals responsible for the investment operations of each entity were virtually identical. The Registrant notes that the Adviser and Mirova are also wholly-owned subsidiaries of the same parent company and have common advisory personnel as a result of the personnel sharing arrangement. The same investment professionals who are responsible for the Mirova-managed accounts that comprise the prior performance record disclosed in the Fund’s prospectus will be involved in the management of the Fund. Accordingly, the Registrant respectfully submits that disclosure of prior related performance achieved by Mirova is appropriate under these circumstances.

The Registrant notes that the GE Letter builds on a series of no-action letters beginning with Growth Stock Outlook Trust, Inc., SEC No-Action Letter (Apr. 15, 1986) and Nicholas Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996), in which the Staff allowed a fund’s prospectus to include the performance record of the adviser’s similarly managed private accounts. In other no-action letters in this series, the Staff extended this relief to the use of prior related performance achieved by a portfolio manager at a predecessor investment adviser in advertisements, see Horizon Asset Management, LLC, SEC No-Action Letter (Sept. 13, 1996), and in mutual fund prospectuses, see Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996). These letters indicate that, in certain instances, the Staff has recognized that it is not misleading for a newly established adviser to present performance information for accounts managed by another advisory entity when the persons responsible for investment management of those accounts at the older adviser are the same persons who will be responsible for investment management at the new entity.

As requested, the Registrant confirms that it will comply with the conditions of the no-action relief granted in these letters, which largely dictate clarifying language and qualifications designed to ensure the performance is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be disclosed in the prospectus.

(d)	Jens Peers and Suzanne Senellart have managed the account in the composite since its inception. Hua Cheng joined the portfolio management team of the account in the composite effective March 3, 2014. No other portfolio managers have been responsible for the account in the composite since its inception.

(e)	In response to this comment, the Registrant has revised the disclosure as follows:

“The Composite includes all ~~actual discretionary~~ accounts (including institutional accounts, separate accounts and/or funds) with ~~minimum~~ assets of at least €8 million ~~(at the time of investment)~~ managed by Mirova or Natixis AM US that have investment objectives, policies and strategies substantially similar to those of the Fund.”

(f)	The Registrant confirms that the performance information provided for the Composite “Net of Fees” is net of all fees and has revised the disclosure as follows:

““Net of Fees” figures also reflect the deduction of all fees applicable to the account in the composite including a bundled fee (which includes all effective charges for management fees, custody and other administrative fees) and performance fees.”

(g)	The Registrant notes that GIPS standards state that a firm may exclude portfolios in calculating composite performance if the size does not allow full implementation of the management process. The Registrant believes that the exclusion of portfolios under €8 million is appropriate at this current time and represents that the exclusion of such accounts would not have materially affected the performance of the Composite. In addition, the Registrant has added the following disclosure to the third paragraph of the “Prior Related Performance” section:

“The €8 million threshold described above represents Natixis AM US’s current assessment of the lowest asset size that would reasonably allow for full implementation of the management process employed by the Fund.”

(h)	The Registrant has added the following disclosure as requested: “The account in the Composite was denominated in euro. Consequently, the performance of the Composite would have been different had the account in the Composite been denominated in U.S. dollars.”

(i)	The Registrant respectfully submits that disclosure of performance information for the period since inception of the account in the Composite is not misleading and is consistent with the positions taken by the Staff in GE Funds, SEC No-Action Letter (Feb. 7, 1997) (the “GE Letter”) and Horizon Asset Management, LLC, SEC No-Action Letter (Sept. 13, 1996) (“Horizon”), both of which are discussed above in the Registrant’s response to Comment 23(c).

The Registrant believes that disclosure of performance information for the period since inception of the Composite account is consistent with the GE Letter because, as in the GE Letter, the investment professionals responsible for the management of the Fund and for the performance of the Composite account are the same. The same three members of the Fund’s portfolio management team are also responsible for the management of the Composite account, and no individual other than the three members of the Fund’s portfolio management team has played a significant role in the performance of the Composite account since its inception. Two of the Fund’s three portfolio managers, Jens Peers and Suzanne Senellart, have managed the Composite account since its inception on November 1, 2013, and the Fund’s third portfolio manager (Hua Cheng) was added to the team on March 3, 2014. Mr. Peers has served as the lead portfolio manager of the Composite account since inception and will continue to have final decision making authority over both the Composite account and the Fund. Thus, some combination of the Fund’s portfolio managers, including the lead portfolio manager, has been fully responsible for the management of the Composite account since its inception. Although Mr. Cheng was added to the team after the inception of the Composite account, his addition did not change the account’s strategy or portfolio management process.

In addition, as in the GE Letter, the same team of investment professionals will continue to manage the Fund alongside all accounts of clients of both the Adviser and Mirova that qualify for inclusion in the Composite, and thus the current circumstances do not involve the portability of performance from a predecessor adviser to a successor adviser. Indeed, in the 2017 annual update to the Fund’s registration statement, scheduled for the end of April 2017, the Registrant expects to include prior related performance in an updated Composite that includes accounts managed both by the Adviser and by Mirova. This treatment is consistent with the construction of a GIPS-compliant composite, for which the investment professionals at the Adviser and Mirova would be considered part of the same GIPS “firm” for purposes of aggregating performance within the strategy.

The Registrant believes that disclosure of performance information since the inception of the Composite account is also consistent with Horizon, in which the Staff indicated that it is not misleading to use prior related performance achieved by a portfolio manager at a predecessor adviser, notwithstanding that the portfolio manager is a member of an advisory committee at the successor adviser, if the portfolio manager who was principally responsible for investment decisions at the predecessor adviser (the “controlling” manager) will continue to be principally responsible for such decisions at the successor adviser. As noted above, like the “controlling” manager in Horizon, Mr. Peers has exercised final decision making authority with respect to the Composite account since its inception and will continue to have final decision making authority with respect to both the Composite account and the Fund. For these reasons, the Registrant respectfully submits that disclosure of performance of the Composite account since its inception is consistent with the Staff’s relevant no-action guidance and is not misleading, and provides helpful and relevant information to investors.

(j)	The Registrant confirms that the Fund’s portfolio managers will each have the same degree of discretion with respect to the Fund as they do with respect to the account in the Composite.

(k)	The Registrant has removed the prior related performance section as requested and looks forward to having further discussions regarding the legal basis for inclusion of such information. Once the legal basis has been adequately established, the Registrant intends to file an updated prospectus including the prior related performance information as a 497 filing to the Registration Statement.

Statement of Additional Information (“SAI”)

24.	Comment. To the extent that the SAI incorporates information by reference, please state so and provide the appropriate reference(s).

Response.  The SAI does not incorporate any information by reference.

25.	Comment. In the sub-section entitled “Bank Loans”:

(a)	Please disclose that it may take longer than seven days for transactions in bank loans to settle and disclose how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

(b)	Please disclose that bank loans can take significantly longer than seven days to settle and that this can translate into a risk that shareholders may not be paid if they redeem.

(c)	Please disclose that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response.

The Fund will not invest in bank loans. Therefore, the Registrant has removed the sub-section entitled “Bank Loans”.

26.	Comment. If the Fund expects to have acquired fund fees and expenses greater than one basis point due to investments in other investment companies, please include a row for acquired fund fees and expenses in the Annual Fund Operating Expenses table in the Fund’s prospectus.

Response. The Fund does not expect to have acquired fund fees and expenses greater than one basis point and the Annual Fund Operating Expenses table in the Fund’s prospectus will therefore not include a row for acquired fund fees and expenses.

27.	Comment. In the sub-section entitled “Exchange-Traded Funds,” please clarify what is meant by the following:

“An ETF is an investment company that is generally registered under the 1940 Act that holds a portfolio of securities designed to track the performance of a particular index. The index may be actively managed.” [emphasis added]

Response. The Registrant has revised the disclosure as follows:

“An ETF is an investment company that is generally registered under the 1940 Act that holds a portfolio of securities and is often designed to track the performance of a particular index. ~~The index may be actively managed.~~”

28.	Comment. Please confirm that the Registrant will cover the full notional amount of credit default swaps for which it is the seller of protection, consistent with Staff guidance.

Response. The Registrant confirms that it will cover the full notional amount of credit default swaps for which it is the seller of protection, consistent with Staff guidance.

29.	Comment. Please confirm whether or not the Fund expects to have a proxy voting policy consistent with its sustainable investment style and revise the disclosure if applicable.

Response. The Registrant confirms that the Fund will have a proxy voting policy consistent with its sustainable investment style. The Registrant has revised the section entitled “Proxy Voting Policies” as follows:

“The Board ~~of the Trust~~ has adopted Proxy Voting Policy and Guidelines (the “~~Guidelines~~Procedures”) for the voting of proxies for securities held by the Fund. Under the ~~Guidelines, decisions~~Procedures, the responsibility for voting proxies generally is delegated to Natixis AM US. Decisions regarding the voting of proxies are to be made solely in the interest of the Fund and its shareholders. Natixis AM US shall exercise its fiduciary responsibilities to vote proxies with respect to the Fund’s investments that are managed by Natixis AM US in a prudent manner in accordance with the Procedures and the proxy voting policies of Natixis AM US. Proposals that, in the opinion of Natixis AM US, are in the best interests of shareholders are generally voted “for” and proposals that, in the judgment of Natixis AM US, are not in the best interests of shareholders are generally voted “against.” Natixis AM US is responsible for maintaining certain records and reporting to the Audit Committee of the Trust in connection with the voting of proxies. Upon request for reasonable periodic review as well as annual reporting to the SEC, Natixis AM US shall make available to the Fund, or NGAM Advisors, the Fund’s administrator, the records and information maintained by Natixis AM US under the Procedures.

Natixis AM US and Mirova understand that proxy voting is an important right of shareholders and that reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. Natixis AM US, in reliance on Mirova, will vote in a manner that is consistent with what it believes to be in the best interests of such clients and in accordance with the Proxy Voting Policy and Procedures that it has adopted.

Natixis AM US has adopted written policies and procedures setting forth the principles and procedures by which it votes or gives consent with respect to securities owned by the Fund and other clients. With respect to its Mirova division, in particular, Natixis AM US has chosen to adopt a voting policy that emphasizes the essential issues facing companies in the new context in which they operate. Mirova favors, notably: (i) the institution of a board that incorporates stakeholders in a balanced fashion and that resolutely takes account of issues of corporate social responsibility (“CSR”), (ii) an equitable distribution of value among the different stakeholders, notably integrating environmental and social criteria in the remuneration of executives, and (iii) the transparency and quality of financial and extra-financial information, with the implementation of reporting that integrates the issues of sustainable development. These principles furthermore constitute the primary themes of engagement that Mirova emphasizes in the context of its dialogue with issuers. Below is additional detail on how the Mirova division of Natixis AM US generally will/will not vote on certain matters:

Governance Structure and Balance of Power

Mirova’s voting decisions generally will favor the appointment of directors allowing for: (1) a balance in the composition of the board among the company’s different strategic stakeholders; (2) effective supervision of decisions taken in the long-term interests of the company and the respect for the rights of all stakeholders; and (3) better integration of CSR issues in strategic considerations.

Distribution of Value

Mirova generally will support votes concerning aspects of the compensation of executives that are: (1) tied to the long-term strategy of the company; (2) correlated with long-term economic, but also environmental and social objectives (with pertinent and stable measurement indicators); (3) consistent with the creation of real value and its distribution among the different stakeholders; and (4) consistent with the company’s social policy.

Mirova generally will not support votes on dividend policies that: (1) are not correlated with the creation of value; (2) are detrimental to the company’s capacity to invest or to its solvency; and/or (3) are not consistent with the company’s social policy.

Mirova generally will support all resolutions aiming to maintain the loyalty of long-term shareholders and to develop employee shareholding.

Transparency of Information

Mirova generally will not support a resolution approving the annual report if the annual report does not integrate audited and certified information on the environmental and social performance of the company.

The analysis of resolutions is carried out by Mirova’s responsible investment research team. Each analyst on the team is responsible for the analysis of resolutions and the exercise of voting rights in his or her field, which allows for an expert and integrated approach to the specifics of each company. This voting procedure involves the analysis of resolutions presented at general meetings. Mirova may also engage in dialogue with issuers. Voting decisions are the responsibility of the voting committee, composed of Mirova’s Chief Executive Officer, the Head of Responsible Investment Research, and the Head of Governance Research and Engagement. Managers and extra-financial analysts may be invited to participate in the committee’s deliberations depending on the subject under discussion.

Mirova uses an independent voting services provider, Institutional Shareholder Services, to: (i) inform Mirova of upcoming general meetings related to securities belonging to its voting universe; (ii) analyze resolutions according to the principles defined in the present voting policy; (iii) provide access to a voting platform for the exercise of voting rights; and (iv) transmit voting instructions to issuers.

Mirova has implemented procedures to prevent, identify, and manage potential conflicts of interest. If a conflict of interest between Mirova and one of its clients is identified, the Head of Compliance and Internal Control, in coordination with the other members of the team responsible for the ‘exercise of voting rights’, decides on the appropriate response. If exercising its voting rights for a given company exposes Mirova to a significant conflict of interest, the Head of Governance Research and Engagement will refer the matter to the Head of Compliance and Internal Control, who will decide on the appropriate measures to take, including whether or not to participate in the company’s general meeting. Natixis AM US’s Chief Compliance Officer or her/his deputy is responsible for confirming that the proxy voting team is not aware of any conflicts of interest that may arise between Natixis AM US and its affiliates, on the one hand, and the interests of its clients, on the other, regardless of whether these conflicts are actual or perceived. If a conflict of interests is identified, the Chief Compliance Officer of Natixis AM US or her/his deputy (who may be located at Mirova) will decide on an appropriate response. Where the Chief Compliance Officer deems appropriate in her/his sole discretion, unaffiliated third parties may be used to help resolve conflicts. In this regard, the Chief Compliance Officer shall have the power to retain independent fiduciaries, consultants, or professionals to assist with voting decisions and/or to delegate voting or consent powers to such fiduciaries, consultants or professionals.

Information regarding how the Fund voted proxies related to its portfolio securities during the 12-month period ended June 30, 2016 will be available without charge (i) by calling toll-free at 800-225-5478, (ii) through the Fund’s website, ngam.natixis.com and (iii) on the SEC’s website at www.sec.gov.”

30.

Comment. Please include any conflicts of interest that may arise under the personnel sharing arrangement between Natixis AM US and Mirova in the subsection “Material Conflicts of Interest” under “Portfolio Management Information.”

Response. The Registrant respectfully submits that the subsection “Material Conflicts of Interest” under “Portfolio Management Information” adequately discloses any conflicts of interest that may arise in connection with the personnel sharing arrangement between the Adviser and Mirova.

31.	Comment. Please confirm whether or not the Fund expects to engage in securities lending and make any appropriate related disclosure changes.

Response. The Fund does not expect to engage in securities lending. Accordingly, we have revised the section entitled “Taxation of Fund Distributions” as follows:

“Any distribution of income that is attributable to ~~(i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii)~~ dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that, for U.S. federal income tax purposes, is treated as a loan by the Fund, generally will not constitute qualified dividend income to individual shareholders or be eligible for the dividends-received deduction for corporate shareholders.”

Part C

32.	Comment. Please include an opinion and consent of counsel in response to Item 28(i) of Form N-1A.

Response. The Registrant will include an opinion and consent of counsel as an exhibit to the Registrant’s upcoming Rule 485(b) filing.

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
¡

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

¡	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete Assistant Secretary Natixis Funds Trust I

cc:	Russell L. Kane, Esq. Michael G. Doherty, Esq. John M. Loder, Esq.